Press Release

CORPORATE UPDATE

Loncor Gold provides update on its drilling activities at Adumbi and on other targets along the 14 km prospective structural trend

Toronto, Canada - October 28, 2024 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO5") is pleased to announce that a 11,000 metre deep drilling program has commenced below the Adumbi open pit where an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t Au), and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au) have already been delineated within a USD1,600/oz open pit shell.  The gold mineralisation is open at depth at Adumbi and the banded ironstone host thickens at depth.  Drilling has started with one rig at Adumbi and an additional rig to commence within the next two weeks.

Scout drilling using a man-portable core rig has also commenced on four exploration targets, 8 to 13 kilometres to the southeast of Adumbi on the same major structural shear (see Figure 1 below) and where an initial 12 hole (2,400 metre) drill program is planned.  To date, five shallow holes have been completed totalling 1,123 metres.  Preliminary assays have been received from two high grade sections in hole LIDD003 on the Museveni prospect where visible gold was observed in the core (see Table 1 below).  This gold mineralisation is found in quartz veins with disseminated pyrite, arsenopyrite and pyrrhotite in a silicified quartz carbonate schist.

Table 1

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LIDD003	118.62	119.80	1.18	69.7
LIDD003	205.85	206.70	0.85	22.9

Note:  It is estimated that the true widths of the mineralised sections for core hole LIDD003 is approximately 60% of the intersected widths in the above table.  Regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole and all the core was orientated.  All intercepted grades are uncut.

Loncor's Chief Executive Officer, John Barker, commented: "After some logistical challenges to get all the drilling equipment to site during the peak of the rainy season, drilling has now commenced on the deep drilling programme at Adumbi that has the potential to push the high-grade deposit towards Tier 1 status.  In addition, scout drilling has commenced on a number of targets along the 14 km structural trend to the southeast of Adumbi and where we are starting to get encouraging results."

Quality Control and Quality Assurance

Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

Figure 1

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Report

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  On December 13, 2023, Loncor announced the sale of the Makapela Project, which sale is expected to be completed during the fourth quarter of 2024.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the commencement of a deep drilling program at Adumbi, the commencement of initial scout drilling on four exploration targets at Imbo East, further development of the Company's Adumbi deposit, mineral resource estimates, potential mineral resource increases, potential mineralization, drill results, future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated April 1, 2024 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Arnold Kondrat, Executive Chairman, +1 416 366 7300

Peter Cowley, President, +44 790454 0856